UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Psychiatric Solutions, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

74439H 10 8

(CUSIP Number)

Edward F. Glassmeyer
Oak Management Corporation
One Gorham Island
Westport, CT  06880
(203) 226-8346

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Charles J. Downey III, Esq.
Finn Dixon & Herling LLP
One Landmark Square
Stamford, CT 06901
(203) 325-5000

October 1, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74439H 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Investment Partners X, Limited Partnership 06-1601019

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 670,227

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 670,227

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 670,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Associates X, LLC 06-1630661

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 670,227

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 670,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 670,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0%

14.	Type of Reporting Person (See Instructions) OO-LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak X Affiliates Fund, Limited Partnership 06-1622220

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,794

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 30,794

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,794

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak X Affiliates, LLC 06-1630662

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 30,794

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 30,794

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,794

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) OO-LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Management Corporation 06-0990851

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 701,021

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 701,021

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 701,021

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bandel L. Carano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,570

	8.	Shared Voting Power 701,021

	9.	Sole Dispositive Power 8,570

	10.	Shared Dispositive Power 701,021

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 709,591

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edward F. Glassmeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,886

	8.	Shared Voting Power 701,021

	9.	Sole Dispositive Power 7,886

	10.	Shared Dispositive Power 701,021

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 708,907

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fredric W. Harman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,949

	8.	Shared Voting Power 701,021

	9.	Sole Dispositive Power 8,949

	10.	Shared Dispositive Power 701,021

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 709,970

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ann H. Lamont

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,975

	8.	Shared Voting Power 701,021

	9.	Sole Dispositive Power 11,975

	10.	Shared Dispositive Power 701,021

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 712,996

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David B. Walrod

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,713

	8.	Shared Voting Power 701,021

	9.	Sole Dispositive Power 5,713

	10.	Shared Dispositive Power 701,021

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 706,734

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) IN

Amendment No. 7 to
Statement on Schedule 13D

This Amendment No. 7 to Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of Psychiatric Solutions, Inc., a Delaware corporation (the “Company”).  This Amendment No. 7 to Schedule 13D is being filed on behalf of Oak Investment Partners X, Limited Partnership, a Delaware limited partnership (“Oak Investment Partners X”), Oak Associates X, LLC, a Delaware limited liability company (“Oak Associates X”), Oak X Affiliates Fund, Limited Partnership, a Delaware limited partnership (“Oak Affiliates Fund X”), Oak X Affiliates, LLC, a Delaware limited liability company (“Oak X Affiliates”), Oak Management Corporation, a Delaware corporation (“Oak Management”), Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod and amends and supplements the Schedule 13D filed by certain of the Reporting Persons on August 14, 2002, as amended by Amendment No. 1 thereto filed on January 7, 2003, Amendment No. 2 thereto filed on February 5, 2003, Amendment No. 3 thereto filed on June 25, 2003, Amendment No. 4 thereto filed on December 29, 2003, Amendment No. 5 thereto filed on April 5, 2004 and Amendment No. 6 thereto filed on May 10, 2004.  Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Schedule 13D.

This Amendment No. 7 to Schedule 13D is being filed to report certain transactions that occurred on October 1, 2004 and to report that Oak Investment Partners VI, Limited Partnership, a Delaware limited partnership (“Oak Investment Partners VI”), Oak Associates VI, LLC, a Delaware limited liability company (“Oak Associates VI”) and Gerald R. Gallagher are no longer Reporting Persons on this Schedule 13 D.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented by the addition of the following paragraphs:

On October 1, 2004, Oak Investment Partners X elected to convert 1,248,000 shares of Series A Preferred Stock held by it into Common Stock.  As a result of such conversion, Oak Investment Partners X received 1,248,000 shares of Common Stock.  No additional consideration was paid by Oak Investment Partners X in connection with the conversion of such shares of Series A Preferred Stock into shares of Common Stock.  After such conversion, Oak Investment Partners X disposed of all such 1,248,000 shares of Common Stock through an in-kind, pro rata distribution to its general and limited partners on October 1, 2004.  In turn, Oak Associates X, the general partner of Oak Investment Partners X, distributed the shares received by it in kind to its members.

As a result of the conversion by Oak Investment Partners X of shares of Series A Preferred Stock into shares of Common Stock and the subsequent distributions of such shares of Common Stock described in the preceding two paragraphs, on October 1, 2004, a trust of which Bandel L. Carano is the trustee received an in-kind distribution of 8,570 shares of Common Stock; Edward F. Glassmeyer received an in-kind distribution of 7,886 shares of Common Stock; a trust of which Fredric W. Harman is a trustee received an in-kind distribution of 8,949 shares of Common Stock; Ann H. Lamont received an in-kind distribution of 9,119 shares of Common Stock; and David B. Walrod received an in-kind distribution of 5,713 shares of Common Stock.

Item 4.	Purpose of Transaction
The first four paragraphs contained in Item 4 are hereby replaced by the following four paragraphs:

Each of Oak Investment Partners X and Oak Affiliates Fund X holds the shares of Series A Preferred Stock described in Item 5 of this Schedule 13D for investment purposes only.
Each of Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod hold the Common Stock described in Item 5 of this Schedule 13D for investment purposes only.

Depending on prevailing market, economic and other conditions, each of Oak Investment Partners X, Oak Affiliates Fund X, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod may from time to time acquire additional shares of the capital stock of the Company or engage in discussions with the Company concerning further acquisitions of shares of the capital stock of the Company or further investments in the Company.  Each of Oak Investment Partners X, Oak Affiliates Fund X, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, and David B. Walrod intends to review its or his/her investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company and the Company’s business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its or his investment in the Company.

Item 4 is hereby amended and supplemented by the addition of the following paragraphs preceding the last paragraph contained in Item 4:

On October 1, 2004, Oak Investment Partners X elected to convert certain shares of Series A Preferred Stock into Common Stock and thereafter distributed such shares of Common Stock in-kind and pro rata to its general and limited partners and such general partner made further distributions of the shares distributed to it, all as described in Item 3 above. In connection with distributions of shares of Common Stock by Oak Investment Partners X, a trust of which Bandel L. Carano is the trustee, received an in-kind distribution of 8,570 shares of Common Stock; Edward F. Glassmeyer received an in-kind distribution of 7,886 shares of Common Stock; a trust of which Fredric W. Harman is a trustee, received an in-kind distribution of 8,949 shares of Common Stock; Ann H. Lamont received an in-kind distribution of 9,119 shares of Common Stock; and David B. Walrod received an in-kind distribution of 5,713 shares of Common Stock as described in Item 3 above.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)              The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 14,648,484 shares of Common Stock outstanding as of August 6, 2004, as reported in the Company’s Form 10-Q for the quarter ended June 30, 2004, plus (i) shares issuable upon the conversion of Series A Preferred Stock as described herein and (ii) shares issuable upon exercise of options to acquire Common Stock as described herein.

Amounts shown as beneficially owned by each of Oak Investment Partners X, Oak Associates X, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod include (i) the aggregate 662.353 shares of Common Stock into which the remaining shares of Series A Preferred Stock held by Oak Investment Partners X plus accrued pay-in-kind dividends thereon may be converted and (ii) options to purchase 7,874 shares of Common Stock, which may be deemed to be held by Ann H. Lamont on behalf of Oak Investment Partners X (including certain options which may not be exercisable within 60 days).

Amounts shown as beneficially owned by each of Oak Affiliates Fund X, Oak X Affiliates, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod include (i) the aggregate 30,668 shares of Common Stock into which the remaining shares of Series A Preferred Stock held by Oak Affiliates Fund X plus accrued pay-in-kind dividends thereon may be converted and (ii) options to purchase 126 shares of Common Stock, which may be deemed to be held by Ann H. Lamont on behalf of Oak Affiliates Fund X (including certain options which may not be exercisable within 60 days).

Amounts shown as beneficially owned by Bandel L. Carano include 8,570 shares of Common Stock held by a trust of which Mr. Carano is the trustee and exclude an aggregate of 2,478 shares of Common Stock held by three trusts of which Mr. Carano is the trustee but of which the beneficiaries are minor children not related to Mr. Carano.

Amounts shown as beneficially owned by Fredric W. Harman include 8,949 shares of Common Stock held by a trust of which Mr. Harman is a trustee and exclude an aggregate of 2,857 shares of Common Stock held by a trust of which Mr. Harman is the trustee but of which the beneficiaries are minor children not related to Mr. Harman.

Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.
(c) Except as set forth in Items 3 and 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)           Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)           On May 12, 2004, Oak Investment Partners VI and Oak Associates VI ceased to beneficially own any shares of Common Stock.  On October 1, 2004 all of the other Reporting Persons ceased to beneficially own more than five percent of the Common Stock.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended and restated in its entirety as follows:

Exhibit A	Agreement of Reporting Persons, dated October 11, 2004, among the Reporting Persons.

Exhibit B

Power of Attorney for Oak Investment Partners X, Oak Affiliates Fund X, Oak Associates X, Oak X Affiliates and David B. Walrod previously filed by those Reporting Persons with the Commission on January 7, 2003; Power of Attorney for Oak Management Corporation, Bandel L. Carano, Edward F. Glassmeyer, Frederic W. Harman and Ann H. Lamont filed herewith.

Exhibit C

Stock Purchase Agreement, dated as of January 6, 2003, by and among the Company and the investors named therein (filed as Appendix B to the Company’s Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

Exhibit D

Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (filed as Appendix D to the Company’s Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

Exhibit E

Registration Rights Agreement, dated as of January 6, 2003, by and among the Company and the purchasers named therein (filed as Appendix C to the Company’s Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

Exhibit F

Third Amended and Restated Voting Rights Agreement dated January 6, 2003 by and among the Company, the 1818 Fund, Oak Investment Partners VII, Oak Affiliates Fund VII, Oak Investment Partners X, Oak Affiliates Fund X and certain other investors party thereto (filed as Exhibit 4.5 to the Company’s Form 8-K filed with the Commission on January 7, 2003, and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2004

Entities:

Oak Investment Partners X, Limited Partnership

Oak Associates X, LLC

Oak X Affiliates Fund, Limited Partnership

Oak X Affiliates, LLC

Oak Management Corporation

By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, as General Partner or Managing Member or as Attorney-in-fact for the above-listed entities

Individuals:

Bandel L. Carano

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

David B. Walrod

By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, Individually and as Attorney-in-fact for the above-listed individuals

INDEX TO EXHIBITS

EXHIBIT A	Agreement of Reporting Persons, dated October 11, 2004, among the Reporting Persons (filed herewith).

EXHIBIT B

Power of Attorney for Oak Investment Partners X, Oak Affiliates Fund X, Oak Associates X, Oak X Affiliates and David B. Walrod previously filed by those Reporting Persons with the Commission on January 7, 2003; Power of Attorney for Oak Management Corporation, Bandel L. Carano, Edward F. Glassmeyer, Frederic W. Harman and Ann H. Lamont filed herewith.

EXHIBIT C

Stock Purchase Agreement, dated as of January 6, 2003, by and among the Company and the investors named therein (filed as Appendix B to the Company’s Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

EXHIBIT D

Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (filed as Appendix D to the Company’s Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

EXHIBIT E

Registration Rights Agreement, dated as of January 6, 2003, by and among the Company and the purchasers named therein (filed as Appendix C to the Company’s Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

EXHIBIT F

Third Amended and Restated Voting Rights Agreement dated January 6, 2003 by and among the Company, the 1818 Fund, Oak Investment Partners VII, Oak Affiliates Fund VII, Oak Investment Partners X, Oak Affiliates Fund X and certain other investors party thereto (filed as Exhibit 4.5 to the Company’s Form 8-K filed with the Commission on January 7, 2003, and incorporated herein by reference).